UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 2000
           (Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ]           Rule 13d-1(b)
[ ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


1.        NAMES OF REPORTING PERSONS)
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                                 Brooke B. Roney

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
          (SEE INSTRUCTIONS)                                       (b) [  ]

3.        SEC. USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Brooke B. Roney: United States of America


           NUMBER OF       5.     SOLE VOTING POWER
             SHARES                     Brooke B. Roney: 1,675,100** SEE ITEM 4
          BENEFICIALLY
            OWNED BY       6.     SHARED VOTING POWER
              EACH                      Brooke B. Roney: 1,730,700** SEE ITEM 4
           REPORTING
          PERSON WITH      7.     SOLE DISPOSITIVE POWER
                                        Brooke B. Roney: 1,675,100**SEE ITEM 4

                           8.     SHARED DISPOSITIVE POWER
                                        Brooke B. Roney: 1,730,700 **SEE ITEM 4

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Brooke B. Roney: 3,405,800 **SEE ITEM 4

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                           [  ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       Brooke B. Roney: 10.0% **SEE ITEM 4

12.       TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                               Brooke B. Roney: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


1.       NAMES OF REPORTING PERSONS)
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                                 Denice R. Roney

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
         (SEE INSTRUCTIONS)                                    (b) [  ]

3.       SEC. USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Denice R. Roney: United States of America


           NUMBER OF         5.     SOLE VOTING POWER
             SHARES                     Denice R. Roney: 1,675,102 ** SEE ITEM 4
          BENEFICIALLY
            OWNED BY         6.     SHARED VOTING POWER
              EACH                      Denice R. Roney: 55,598** SEE ITEM 4
           REPORTING
          PERSON WITH        7.      SOLE DISPOSITIVE POWER
                                        Denice R. Roney: 1,675,102**SEE ITEM 4

                             8.      SHARED DISPOSITIVE POWER
                                        Denice R. Roney: 55,598**SEE ITEM 4

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     Denice R. Roney: 1,730,700**SEE ITEM 4

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                             [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        Denice R. Roney: 5.3%**SEE ITEM 4

12.      TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                               Denice R. Roney: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


Item 1    (a)      Name of Issuer:

          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

          (b)      Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2    (a)      Name of Person Filing:

          This report is being filed by Brooke B. Roney and Denice R. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

          (b)      Address of Principal Business Office or, if none, Residence:

          The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

          (c)      Citizenship:

          The Reporting Persons are both citizens of the United States of America.

          (d)      Title of Class of Securities:

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

          (e)      CUSIP Number:

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3    Not applicable.

Item 4    Ownership.

     Brooke B. Roney:

     (a) Brooke B. Roney beneficially owns or may be deemed to beneficially own 3,405,800 shares of Class A Common Stock as follows: 730,478 shares of Class A Common Stock, and 2,675,322 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 707,537 shares of Class A Common Stock and 2,642,665 shares of Class B Common Stock are held by BBR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


          limited liability company. The filing of the above statement shall not be construed as an admission that Brooke B. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of 22,941 shares of Class A Common Stock and 32,657 shares of Class B Common Stock held indirectly as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation which were included in the 3,405,800 shares of Common Stock referenced above.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,675,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Brooke B. Roney would beneficially own or may be deemed to beneficially own 3,405,800 shares of Class A Common Stock which would constitute 10.0% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,675,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, he would beneficially own or may be deemed to beneficially own 3,405,800 shares of Class A Common Stock which would constitute 0.6% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 2,675,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, he would beneficially own or may be deemed to beneficially own 730,478 shares of Class A Common Stock and 2,675,322 shares of Class B Common Stock which would constitute 4.8% of the aggregate voting power of the Issuer and 4.0% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 1,321,332 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has sole power to vote or direct the vote, Brooke B. Roney would have sole power to vote or direct the vote of 1,675,100 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


          (ii) Assuming conversion of all outstanding 1,353,990 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has shared power to vote or direct the vote, Brooke B. Roney would have shared power to vote or direct the vote of 1,730,700 shares of Class A Common Stock as follows: 1,675,102 shares of Class A Common Stock held indirectly by his wife as a co-manager of BBR NS-Holdings, LLC that she has the sole power to vote or direct the vote of pursuant to the governing documents of said limited liability company; and 55,598 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

          (iii) Assuming conversion of all outstanding 1,321,332 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has sole power to dispose or direct the disposition, Brooke B. Roney would have sole power to dispose or direct the disposition of 1,675,100 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

          (iv) Assuming conversion of all outstanding 1,353,990 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has shared power to dispose or direct the disposition, Brooke B. Roney would have shared power to dispose or direct the disposition of 1,730,700 shares of Class A Common Stock as follows: 1,675,102 shares of Class A Common Stock held indirectly by his wife as a co-manager of BBR NS-Holdings, LLC that she has the sole power to dispose or direct the disposition of pursuant to the governing documents of said limited liability company; and 55,598 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

     Denice R. Roney:

     (a) Denice R. Roney beneficially owns or may be deemed to beneficially own 1,730,700 shares of Class A Common Stock as follows: 376,710 shares of Class A Common Stock and 1,353,990 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 707,537 shares of Class A Common Stock and 2,642,665 shares of Class B Common Stock are held by BBR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company. The filing of the above statement shall not be construed as an admission that Denice R. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities
          Exchange Act of 1934, as amended, the beneficial owner of 22,941 shares of Class A Common Stock and 32,657 shares of Class B Common Stock held indirectly as a co-trustee of The Brooke Brennan

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5

          and Denice Renee Roney Foundation which were included in the 1,730,700 shares of Common Stock referenced above.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,353,990 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 1,730,700 shares of Class A Common Stock which would constitute 5.3% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,353,990 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 1,730,700 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,353,990 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 376,710 shares of Class A Common Stock and 1,353,990 shares of Class B Common Stock which would constitute 2.4% of the aggregate voting power of the Issuer and 2.0% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 1,321,333 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has sole power to vote or direct the vote, Denice R. Roney would have sole power to vote or direct the vote of 1,675,102 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

          (ii) Assuming conversion of all outstanding 32,657 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has shared power to vote or direct the vote, Denice R. Roney would have shared power to vote or direct the vote of 55,598 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5

          (iii) Assuming conversion of all outstanding 1,321,333 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has sole power to dispose or direct the disposition, Denice R. Roney would have sole power to dispose or direct the disposition of 1,675,102 shares of Class A Common Stock held indirectly as a co-manager of BBR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

          (iv) Assuming conversion of all outstanding 32,657 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has shared power to vote or direct the vote, Denice R. Roney would have shared power to vote or direct the vote of 55,598 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

Item 5    Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

          Not applicable.

Item 10   Certification.

          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/Brooke B. Roney
                            By:          Brooke B. Roney
                            Dated:       February 14, 2001



                                         /s/Denice R. Roney
                            By:          Denice R. Roney
                            Dated:       February 14, 2001